Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended December 31,			Nine Months Ended December 31,
	2005		2004	2005	2004
			(in thousands, except for ratios)
Pretax income from continuing operations	$(10,118)		$36,265	$55,002	$100,510
Distribution of earnings from unconsolidated affliates	—		—	8,829	1,800
Fixed charges	22,166		16,202	61,620	43,870

Earnings	$12,048		$52,467	$125,451	$146,180

Interest	$21,745		$15,721	$60,165	$42,484
Interest capitalized	—		—	799	—
Amortization of premiums and other	421		481	1,455	1,386

Fixed Charges	$22,166		$16,202	$62,419	$43,870

Ratio of Earnings to Fixed Charges	0.54	(A)	3.24	2.01	3.33

(A)	The ratio of earnings to fixed charges for the three months ended December 31, 2005, was less than 1.00 due to a nonrecurring charge of $23,861 for restructuring and impairment costs. Had earnings been $10,118 higher, the ratio of earnings to fixed charges would have been 1.00.

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